June 3, 2016

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811- 21853

Dear Ms. Browning:

On April 29, 2016 Northern Lights Variable Trust (the “Registrant”) filed a preliminary proxy statement with respect to the TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio (the “Portfolios”). The proxy statement relates to a shareholder meeting to consider approval of a new investment sub-advisory agreement with a new investment sub-adviser and the approval of an exemptive order permitting ValMark Advisers, Inc. (“ValMark” or the “Adviser”) to enter into or materially amend terms of any sub-advisory agreement for any TOPS Portfolio with non-affiliated investment sub-advisers, subject to the prior approval of the Board of Trustees, but without seeking shareholder approval. In a telephone conversation on May 6, 2016, you provided comments to the preliminary proxy statement. On May 26, 2016, the Registrant filed a response to those comments. In a telephone conversation on May 27, 2016, you provided a second round of comments based on our response to the first round of comments. On June 1, 2016, the Registrant filed a response to the second round of comments. In a telephone conversation on June 2, 2016, you provided a third round of comments based on our response to the second round of comments. Please find below a summary of your third round of comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement. Redlined changes to the preliminary proxy are provided in the attached Appendix A as you requested.

Comment 1. Please include Tandy Representations in your response letter.

Response. The Registrant notes that the Tandy Representations are included below.

Comment 2. In the “The Proposed Sub-Advisory Agreement” section of the proxy statement, it is noted that “If ValMark allocates any TOPS Portfolio’s assets, it expects that the portion allocated

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would not exceed 20% of any TOPS Portfolio’s portfolio, but ValMark is not prevented from adjusting this allocation limit at any time.” Please make clear that this limitation does not appear in the Sub-Advisory Agreement.

Response. The definitive proxy statement has been revised to indicate that “If ValMark allocates any TOPS Portfolio’s assets, it expects that the portion allocated would not exceed 20% of any TOPS Portfolio’s portfolio, but the Proposed Sub-Advisory Agreement does not prevent ValMark from adjusting this allocation limit at any time.”

Comment 3. In the “The Proposed Sub-Advisory Agreement” section of the proxy statement, it is noted that “Pursuant to the Proposed Sub-Advisory Agreement, ValMark would delegate to Milliman the responsibility to execute trades for each of the TOPS Portfolios, while allowing Milliman some discretion on which securities in the model to trade and when in the day to conduct the trade, subject to ValMark’s oversight.” Please indicate where in the sub-advisory agreement this is explained or what other agreement governs this arrangement.

Response. The sub-advisory agreement is the only agreement governing the arrangement between ValMark and Milliman regarding the TOPS Portfolios. Under Section 2 of the sub-advisory agreement, Milliman would be granted the authority to provide many services, including trade execution. The sub-advisory agreement is not required to explicitly state that only trade execution services will be provided initially. The sub-advisory agreement is drafted with the flexibility to expand the sub-advisory services provided by Milliman beyond trade execution, as explained in the proxy statement. The beginning of the “The Proposed Sub-Advisory Agreement” section of the proxy statement is intended to provide additional details about ValMark’s plans that do not need to be explicitly described in the sub-advisory agreement. The proxy statement describes the subset of the permitted sub-advisory services that ValMark initially intends to delegate to Milliman, which is then followed by discussion of the additional services that ValMark could delegate to Milliman under the sub-advisory agreement.

Comment 4. In the proxy statement, please clearly state when Milliman will begin providing services to the TOPS Portfolios and when Milliman will be compensated for such services.

Response. The “Background” section of the proxy statement indicates that “The effective date of the Proposed Sub-Advisory Agreement will be the date that the Proposed Sub-Advisory Agreement is approved by shareholders. Milliman may begin providing services to the TOPS Portfolios on the date that the Proposed Sub-Advisory Agreement is approved by shareholders, but Milliman will not be compensated for its services provided in 2016. Milliman will begin receiving compensation for services provided after December 31, 2016.” The Registrant declines to make any additional changes, as this disclosure clearly describes when Milliman will be able to begin providing services to the TOPS Portfolios and when Milliman will be compensated for such services.

Comment 5. Please confirm to the Staff whether or not Milliman has begun providing sub-advisory services to any of the following: the TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced

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ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio.

Response. The Registrant confirms that Milliman has not begun providing sub-advisory services to the TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio.

Comment 6. Please indicate whether or not Milliman will provide the same services to each of the following: TOPS® Managed Risk Balanced ETF Portfolio, TOPS® Managed Risk Moderate Growth ETF Portfolio, TOPS® Managed Risk Growth ETF Portfolio, TOPS® Managed Risk Flex ETF Portfolio, TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio.

Response. The Registrant notes that, under the sub-advisory agreement, Milliman would be granted the authority to provide the same set of services to the TOPS Portfolios and the Managed Risk Portfolios, but decisions related to which particular services will be delegated to Milliman are left to ValMark under the sub-advisory agreement. As a result, the Registrant cannot indicate with any certainty whether the services actually provided by Milliman will be identical across all of TOPS Portfolios and the Managed Risk Portfolios at any point in time. ValMark initially intends to delegate trade execution responsibilities to Milliman with respect to the TOPS Portfolios, as described in the proxy statement, while ValMark has delegated to Milliman more extensive sub-advisory responsibilities to the Managed Risk Portfolios.

Comment 7. In the “The Proposed Sub-Advisory Agreement” section of the proxy statement, it is noted that “As compensation for its services provided under the Proposed Sub-Advisory Agreement, ValMark will pay Milliman an annual sub-advisory fee of $10,000 for each calendar year starting in 2017 for each TOPS Portfolio out of ValMark’s advisory fee and legitimate profits to the extent that the sub-advisory fee exceeds the advisory fee.” If Milliman will not be receiving compensation for its services in 2016, please provide legal analysis as to how Milliman should be considered an “adviser” under Section 202(a)(11) of the Investment Advisers Act of 1940 (the “Advisers Act”).

Response. To be considered an investment adviser under Section 202(a)(11) of the Advisers Act, an adviser must receive compensation for its services. Under Section 2(a)(20) of the Investment Company Act of 1940 (the “Company Act”), however, no such compensation requirement exists. An adviser needs only to be operating pursuant to a contract to be considered an “investment adviser” under the Company Act. If Proposal I is approved by shareholders, Milliman would be acting under a sub-advisory agreement, thus meeting the definition of an “investment adviser” under the Company Act.

The Securities and Exchange Commission has concluded that a sub-adviser can provide services to an investment company when they “meet the definition of “investment adviser” in Section 2(a)(20) of the Company Act but do not meet the definition of “investment adviser” under Section 202(a)(11) of the

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Advisers Act.”[1] Since meeting the Advisers Act definition of an investment adviser is not a prerequisite to providing sub-advisory services to an investment company, no compensation is necessary under the sub-advisory agreement. In this case, however, Milliman meets the definition of an investment adviser under the Advisers Act anyway because they are scheduled to receive compensation for the services provided to the TOPS Portfolios in 2017.

Comment 8. Please revise the “Fees and Expenses” paragraph in the “Evaluation by the Board of Trustees” section to note the extent to which the Board considered the fact that ValMark’s payment to Milliman under the sub-advisory agreement may exceed the advisory fees received by ValMark.

Response. The Registrant declines to make such a revision, as such specific information is not required to be included in the proxy statement.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John Domaschko at (513) 352-6559, JoAnn Strasser at (614) 469-3265, or Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

_______________________

[1] See Hatteras No-Action Letter, Ref. No. 2012-3-ICR

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Appendix A

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant                                  ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

Northern Lights Variable Trust

(Name of Registrant as Specified in Its Charter)

Not Applicable

(Name of Person (s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

__________________________________________________________________________________

2) Aggregate number of securities to which transaction applies:

__________________________________________________________________________________

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11

(Set forth the amount on which the filing fee is calculated and state how it was determined):
__________________________________________________________________________________

4) Proposed maximum aggregate value of transaction:

__________________________________________________________________________________

5) Total fee paid:

__________________________________________________________________________________

☐	Fee paid previously with preliminary materials:

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

__________________________________________________________________________________

2) Form, Schedule or Registration Statement No.:

__________________________________________________________________________________

3) Filing Party:

__________________________________________________________________________________

4) Date Filed:

__________________________________________________________________________________
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TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio

each a series of

Northern Lights Variable Trust

17605 Wright Street

Omaha, Nebraska 68130

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held June 30, 2016

Dear Shareholders:

The Board of Trustees of Northern Lights Variable Trust (the “Trust”), an open-end management investment company organized as a Delaware statutory trust, has called a special meeting of the shareholders of TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio (each a “TOPS Portfolio” and together, the “TOPS Portfolios”), to be held at the offices of the Trust’s administrator, Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, on June 30, 2016 at 10 A.M., Eastern Time, for the following purposes:

The shareholders of each TOPS Portfolio are being asked to consider the following proposals:

1. To approve a proposed sub-advisory agreement between ValMark Advisers, Inc. (“ValMark” or the “Adviser”) and Milliman Financial Risk Management LLC (“Milliman”), with respect to each of the TOPS Portfolios. Approval will not increase any fees payable by the TOPS Portfolios, nor will it have an impact on any TOPS Portfolio’s related investment risks, and each TOPS Portfolio’s investment objectives, policies, restrictions, and strategies will be identical after approval.

2. To approve the implementation of an exemptive order obtained by the Trust and ValMark (the "Order"), permitting ValMark to enter into or materially amend terms of any sub-advisory agreement for any TOPS Portfolio with non-affiliated investment sub-advisers, subject to the prior approval of the Board of Trustees, but without seeking shareholder approval.

3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Shareholders of record at the close of business on April 30, 2016 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. The Notice of Meeting, Proxy Statement, and accompanying form of proxy will be mailed to shareholders on or about June 3, 2016.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on June 30, 2016.

A copy of the Notice of Shareholder Meeting, the Proxy Statement (including the proposed sub-advisory agreement) and Proxy Voting Ballot are available at www.proxyonline.com.

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By Order of the Board of Trustees

James P. Ash, Esq., Secretary

May 27, 2016

YOUR VOTE IS IMPORTANT

To assure your representation at the meeting, please complete the enclosed proxy and return it promptly in the accompanying envelope, by calling the number listed on your proxy card, or by faxing it to the number listed on your proxy card, or via internet as indicated in the voting instruction materials whether or not you expect to be present at the meeting.  If you attend the meeting, you may revoke your proxy and vote your shares in person.

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TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio

Each, a series of

Northern Lights Variable Trust

with its principal offices at

17605 Wright Street

Omaha, Nebraska 68130

____________

PROXY STATEMENT

____________

SPECIAL MEETING OF SHAREHOLDERS

To Be Held June 30, 2016

____________

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Board of Trustees" or the "Board") of Northern Lights Variable Trust ("the Trust") on behalf of TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio (each a “TOPS Portfolio” and together, the “TOPS Portfolios”), for use at the Special Meeting of Shareholders (the "Special Meeting") to be held at the offices of Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 on June 30, 2016 at 10 A.M. Eastern Time, and at any and all adjournments thereof. The Notice of Meeting, Proxy Statement, and accompanying form of proxy will be mailed to shareholders on or about June 3, 2016.

The Meeting has been called by the Board of Trustees for the following purposes:

1. To approve a proposed sub-advisory agreement between ValMark Advisers, Inc. (“ValMark” or the “Adviser”) and Milliman Financial Risk Management LLC (“Milliman”), with respect to each of the TOPS Portfolios. Approval will not increase any fees payable by the TOPS Portfolios, nor will it have an impact on any TOPS Portfolio’s related investment risks, and each TOPS Portfolio’s investment objectives, policies, restrictions, and strategies will be identical after approval.

2. To approve the implementation of an exemptive order obtained by the Trust and ValMark (the "Order"), permitting ValMark to enter into or materially amend terms of any sub-advisory agreement for any TOPS Portfolio with non-affiliated investment sub-advisers, subject to the prior approval of the Board of Trustees, but without seeking shareholder approval.

3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on April 30, 2016 (the "Record Date") are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

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A copy of each TOPS Portfolio's most recent annual or semi-annual report, including financial statements and schedules, is available at no charge by sending a written request to the Portfolio, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 or by calling 1-855-572-5945.

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PROPOSAL I

Approval of a Sub-Advisory Agreement by and between ValMark Advisers, Inc. and Milliman Financial Risk Management LLC with respect to each TOPS Portfolio

Background

ValMark Advisers, Inc. (“ValMark”) has served as the investment adviser to each of the TOPS Portfolios since each of the TOPS Portfolios commenced operations on April 26, 2011. Subject to the supervision and oversight of the Board, ValMark is responsible for managing each TOPS Portfolio in accordance with each TOPS Portfolio’s investment objective and policies.

As the TOPS Portfolios’ investment adviser, ValMark has the ability to delegate day-to-day portfolio management responsibilities to sub-advisers, and is responsible for making recommendations to the Board with respect to the hiring and termination of the TOPS Portfolios' sub-advisers. At a meeting of the Board on March 23-24, 2016, upon the recommendation of ValMark and after careful consideration, the Trustees approved a Sub-Advisory Agreement (the “Proposed Sub-Advisory Agreement”) between ValMark and Milliman Financial Risk Management LLC (“Milliman”) with respect to each of the TOPS Portfolios. Pursuant to the Proposed Sub-Advisory Agreement, Milliman would be added as a sub-adviser to each of the TOPS Portfolios and be responsible for trade execution for each of the TOPS Portfolios and the day-to-day management of any portion of any TOPS Portfolio’s portfolio that is delegated to Milliman by ValMark. Milliman is not affiliated with ValMark or the Trust.

The Investment Company Act of 1940, as amended (the “1940 Act”), requires that advisory and sub-advisory agreements be approved by a vote of a majority of the outstanding shares of a fund. Therefore, shareholders of each TOPS Portfolio are being asked to approve the Proposed Sub-Advisory Agreement to permit Milliman to serve as a sub-adviser to the applicable TOPS Portfolio.

Currently, trade execution and day-to-day management of each of the TOPS Portfolios are performed by ValMark. ValMark desires to have Milliman assume trade execution responsibilities for each of the TOPS Portfolios, allowing Milliman some discretion on which securities in the model to trade and when in the day to conduct the trade, subject to ValMark’s oversight. ValMark also desires to have the ability in the future to allow Milliman to assume the day-to-day management of a portion, if any, of each TOPS Portfolio’s portfolio that is delegated to Milliman by ValMark, subject to ValMark’s oversight, however ValMark does not presently intend to delegate a portion of any TOPS Portfolio’s portfolio to Milliman. No future action by shareholders will be necessary to expand Milliman’s responsibilities beyond its initial role in providing trade execution services. ValMark considers Milliman to be the best candidate for this role after recognizing the quality of services Milliman has provided as sub-adviser to TOPS® Managed Risk Balanced ETF Portfolio, TOPS® Managed Risk Flex ETF Portfolio, TOPS® Managed Risk Growth ETF Portfolio, and TOPS® Managed Risk Moderate Growth ETF Portfolio (the “Managed Risk Portfolios”). ValMark believes that the engagement of Milliman as sub-adviser will better serve each of the TOPS Portfolios and its shareholders.

Approval of the Proposed Sub-Advisory Agreement will not increase any fees payable by the TOPS Portfolios, nor will it have an impact on any TOPS Portfolio’s related investment risks, , and each TOPS Portfolio’s investment objectives, policies, restrictions, and strategies will be identical after approval. Any sub-advisory fee under the Proposed Sub-Advisory Agreement will be paid by ValMark. As a result, approval of the Proposed Sub-Advisory Agreement will not increase any fees paid by shareholders. The effective date of the Proposed Sub-Advisory Agreement will be the date that the Proposed Sub-Advisory Agreement is approved by shareholders. Milliman may begin providing services to the TOPS Portfolios on the date that the Proposed Sub-Advisory Agreement is approved by shareholders, but Milliman will not be compensated for its services provided in 2016. Milliman will begin receiving compensation for services provided after December 31, 2016.

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Please see “Evaluation by the Board of Trustees” below for a discussion of the Trustees’ considerations in connection with approving the Proposed Sub-Advisory Agreement.

If shareholders of any TOPS Portfolio fail to approve the Proposed Sub-Advisory Agreement, the Proposed Sub-Advisory Agreement will not be effective for such TOPS Portfolio. If shareholders of any TOPS Portfolio fail to approve the Proposed Sub-Advisory Agreement, the Board and ValMark will consider other options, including a new or modified request for shareholder approval of a similar proposal.

The Advisory Agreement

ValMark, located at 130 Springside Drive, Suite 300, Akron, OH 44333, currently serves as each TOPS Portfolio's investment advisor. ValMark is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940 and is an Ohio corporation formed in 1996.

Pursuant to the terms of an investment advisory agreement with the Trust (the “Advisory Agreement”), ValMark is responsible for carrying out the investment and reinvestment of the net assets of each TOPS Portfolio, furnishing a continuous investment program with respect to the each TOPS Portfolio, and determining which securities should be purchased, sold or exchanged. In addition, ValMark supervises and provides oversight of the TOPS Portfolios' service providers, furnishes to the TOPS Portfolios office facilities, equipment and personnel for servicing the management of the TOPS Portfolios, and compensates all ValMark personnel who provide services to the TOPS Portfolios. Under the Advisory Agreement, ValMark may delegate any or all of its responsibilities, rights or duties to one or more sub-advisers. As compensation for such services under the Advisory Agreement, the TOPS Portfolios have agreed to pay ValMark a monthly advisory fee computed at the annual rate of 0.10% of the average daily net assets of each TOPS Portfolio.

During the year ended December 31, 2015, the TOPS Portfolios incurred the following aggregate advisory fees, and ValMark received advisory fees from the TOPS Portfolios equal to the following:

Portfolio	Aggregate Advisory Fees	Annual Advisory Fee Rate
TOPS® Aggressive Growth ETF Portfolio	$3,725	0.10%
TOPS® Balanced ETF Portfolio	$4,826	0.10%
TOPS® Conservative ETF Portfolio	$2,533	0.10%
TOPS® Growth ETF Portfolio	$6,674	0.10%
TOPS® Moderate Growth ETF Portfolio	$3,774	0.10%

The Advisory Agreement was most recently renewed by the Board at a meeting held on November 16-17, 2015 and was initially approved by the Board at a meeting held on February 23, 2011.

The Proposed Sub-Advisory Agreement

Pursuant to the Proposed Sub-Advisory Agreement, ValMark would delegate to Milliman the responsibility to execute trades for each of the TOPS Portfolios, while allowing Milliman some discretion on which securities in the model to trade and when in the day to conduct the trade, subject to ValMark’s oversight. ValMark would also be permitted under the same terms of the Proposed Sub-Advisory Agreement to delegate to Milliman the responsibility to manage a portion of any TOPS Portfolio’s assets, subject to ValMark’s oversight, even though ValMark does not presently intend to do so. If ValMark

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allocates any TOPS Portfolio’s assets, it expects that the portion allocated would not exceed 20% of any TOPS Portfolio’s portfolio, but the Proposed Sub-Advisory Agreement does not prevent ValMark from adjusting this allocation limit at any time. As compensation for its services provided under the Proposed Sub-Advisory Agreement, ValMark will pay Milliman an annual sub-advisory fee of $10,000 for each calendar year starting in 2017 for each TOPS Portfolio out of ValMark’s advisory fee and legitimate profits to the extent that the sub-advisory fee exceeds the advisory fee. Because ValMark will pay Milliman at its own expense, the approval of Milliman as sub-adviser to each TOPS Portfolio will not increase the advisory fee rate of any TOPS Portfolio.

The effective date of the Proposed Sub-Advisory Agreement will be the date that the Proposed Sub-Advisory Agreement is approved by shareholders. The Proposed Sub-Advisory Agreement provides that it will continue in force for an initial period of two years, and from year to year thereafter, but only so long as its continuance is approved at least annually by the Trustees at a meeting called for that purpose or by the vote of a majority of the outstanding shares of the Trust. The Proposed Sub-Advisory Agreement automatically terminates on assignment of the Proposed Sub-Advisory Agreement or termination of the Advisory Agreement, and also may be terminated at any time, without the payment of a penalty by: (i) the vote of a majority of the Trustees of the Trust or the vote of a majority of the outstanding voting securities of a TOPS Portfolio (with respect only to such TOPS Portfolio) upon not more than 60 days’ written notice to Milliman, (ii) ValMark upon not more than 60 days’ written notice to Milliman, or (iii) Milliman upon not more than 60 days’ written notice to ValMark and the Trust.

Milliman would not be liable to ValMark or the TOPS Portfolios, under the terms of the Proposed Sub-Advisory Agreement, for any mistake of judgment, except in the case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties in the performance of Milliman’s duties under the Proposed Sub-Advisory Agreement.

A form of the Proposed Sub-Advisory Agreement is attached as Exhibit A. ValMark and Milliman will execute the agreement found in Exhibit A upon shareholder approval of Proposal I. You should read the Proposed Sub-Advisory Agreement. The description in this Proxy Statement of the Sub-Advisory Agreement is only a summary.

Fee Comparison

Had the Proposed Sub-Advisory Agreement with Milliman been in place during the year ended December 31, 2015, the aggregate and net fees paid by each TOPS Portfolio (and its shareholders) for advisory services would not have differed from the actual fees incurred, as any fees that would be paid to Milliman are paid by ValMark out of its advisory fee and legitimate profits to the extent that the sub-advisory fee exceeds the advisory fee. The Proposed Sub-Advisory Agreement with Milliman will not result in any increase in the rate of the advisory fees paid by any TOPS Portfolio to ValMark.

For the fiscal year ended December 31, 2015, ValMark paid no fees to Milliman with respect to any TOPS Portfolio. As noted above, ValMark has not determined the percentage, if any, of each TOPS Portfolio’s assets that will be allocated to Milliman for management. In no case will the fees paid by any TOPS Portfolio increase.

Information Concerning Milliman

Milliman, a registered investment adviser under the Investment Adviser’s Act of 1940, as amended, had more than $169 billion in assets under management as of December 31, 2015. Milliman is a limited liability company organized under the laws of the State of Delaware and located at 71 S. Wacker

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Dr., 31st Floor, Chicago, Illinois 60606. Milliman is a wholly-owned subsidiary of Milliman, Inc., located at 1301 Fifth Ave., Suite 3800, Seattle, Washington 98101. The names, titles, addresses, and principal occupations of the principal executive officers of Milliman are set forth below:

Name and Address*:	Title:	Principal Occupation:
Adam Schenck	Principal, Head of Portfolio Management Group	Principal, Head of Portfolio Management Group of Milliman
Ram Kelkar	Principal and Managing Director, Capital Markets Group	Principal and Managing Director, Capital Markets Group of Milliman
Susan Puz	Chief Compliance Officer	Chief Compliance Officer of Milliman

* Each officer address is in care of Milliman, 71 S. Wacker Dr., 31st Floor, Chicago, Illinois 60606.

Evaluation by the Board of Trustees

At the Board Meeting, the Trustees considered the approval of the Proposed Sub-Advisory Agreement with Milliman. The Trustees were assisted by independent legal counsel and fund counsel throughout the agreement review process. The Trustees relied upon the advice of independent legal counsel and fund counsel, and their own business judgment, in determining the material factors to be considered in evaluating the Proposed Sub-Advisory Agreement and the weight to be given to each such factor. The conclusions reached by the Trustees were based on a comprehensive evaluation of all of the information provided and were not the result of any one factor. Moreover, each Trustee may have afforded different weight to the various factors in reaching his conclusions with respect to the Proposed Sub-Advisory Agreement:

Nature, Extent and Quality of Service. The Trustees considered the background information of the personnel who will be responsible for serving the TOPS Portfolios, noting that the investment team has substantial and varied financial industry experience. They reviewed the proposed role of Milliman with respect to the TOPS Portfolios, noting that the firm’s role would consist of running the adviser’s models and providing trade execution services based on the model’s signals, subject to ValMark’s oversight. They also noted that Milliman would exercise its own trading style designed to optimize efficiency, and would have some discretion on which securities in the model to trade and when in the day to conduct the trade. The Trustees noted that while the adviser will remain responsible for monitoring compliance with each TOPS Portfolio’s investment limitations, Milliman will use its order management system to set trading parameters and monitor trades on a real time basis. They observed that the sub-adviser has a robust best execution process, performing annual reviews of brokers based on various qualitative and quantitative factors. The Trustees noted that the sub-adviser underwent a routine SEC examination, which resulted in what the Board considered to be nonmaterial deficiencies that were promptly addressed. The Trustees acknowledged their familiarity with Milliman from its role as sub-adviser to the Managed Risk Portfolios and expressed their opinion that the firm is an industry leader in providing risk management services. The Trustees noted the benefits Milliman could bring to the TOPS Portfolios, including optimized trading efficiencies and access to a greater network of trading relationships. The Trustees concluded that Milliman is well-qualified to serve in the proposed role, and should provide high quality service to the TOPS Portfolios, the adviser and shareholders.

Performance. The Trustees reviewed the proposed limited role of Milliman. They noted that the firm was being engaged to optimize trading in the TOPS Portfolios, while the adviser intended to continue to make allocation and primary security selection decisions in the near future. They further noted that Milliman would be charged primarily with improving the cost and efficiency of the trading process. They observed that Milliman has its own trading system as well as trading platforms in Chicago, London and

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Sydney. They noted that Milliman provides service to over $169 billion in assets, which gives the firm substantial expertise in trading strategies. They discussed the fact that Milliman is expected to implement a new trading style that is expected to optimize efficiencies. They recalled that the adviser and Milliman have substantial experience working together through the Managed Risk Portfolios, and they noted the adviser’s assertion that allowing Milliman to implement its trading strategies will benefit shareholders.

Fees and Expenses. The Trustees considered that the sub-adviser will not receive sub-advisory fees for services provided in 2016, and will receive an annual sub-advisory fee of $10,000 per TOPS Portfolio for services provided after December 31, 2016. They considered the sub-adviser’s initial limited role with respect to these Portfolios and anticipated increase in trading efficiencies, and after further discussion, the Trustees concluded that the proposed sub-advisory fee was reasonable.

Economies of Scale. The Trustees considered whether there will be economies of scale with respect to the management of the TOPS Portfolios. The Trustees agreed that this was primarily an adviser level issue and should be considered with respect to the overall advisory contract, taking into consideration the impact of the sub-advisory expense. After discussion, it was the consensus of the Trustees that the current low fee did not warrant a discussion of breakpoints.

Profitability. The Trustees considered the anticipated profits to be realized by the sub-adviser in connection with its relationship with the TOPS Portfolios and whether the amount of profit is a fair entrepreneurial profit with respect to the sub-advisory services to be provided to the TOPS Portfolios. The Trustees noted that the sub-adviser estimates realizing a loss in the first two fiscal years of engagement as sub-adviser and, therefore, it was not necessary to conclude whether the anticipated level of profit was excessive or not.

Conclusion. Having requested and received such information from the sub-adviser as the Trustees believed to be reasonably necessary to evaluate the terms of the sub-advisory agreement, and as assisted by the advice of counsel, the Trustees concluded that the fee structure was reasonable and that approval of the sub-advisory agreement was in the best interests of the TOPS® Conservative ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Moderate Growth ETF Portfolio, TOPS® Growth ETF Portfolio and TOPS® Aggressive Growth ETF Portfolio and each Portfolio’s shareholders.

Accordingly, the Board of Trustees of the Trust, including the Independent Trustees, recommends that shareholders of each TOPS Portfolios vote "FOR" approval of the Proposed Sub-Advisory Agreement.

PROPOSAL II

Approval of reliance upon an order from the SEC exempting Northern Lights Variable Trust and ValMark from certain provisions of the 1940 Act and Rules thereunder that would permit ValMark to enter into new Sub-Advisory Agreements, or to amend the terms of existing Sub-Advisory Agreements, with the approval of the Board Of Trustees, but without the approval of shareholders.

Background

The purpose of this proposal is to enable ValMark, with the approval of the Board of Trustees, including a separate vote of the Independent Trustees, to hire one or more non-“Affiliated Sub-Advisers” (as such term is defined below), to replace a then-existing investment sub-adviser with a non-Affiliated Sub-Adviser, or to change the terms of a sub-advisory contract with a non-Affiliated Sub-Adviser, without soliciting the approval of shareholders. As explained more fully below, the Trust and ValMark have obtained exemptive relief from the SEC to permit ValMark, with the approval of the Board of Trustees, to take such actions.

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The 1940 Act and the rules thereunder require that sub-advisory agreements be approved by the Board of Trustees, including by a majority of the Independent Trustees, and the shareholders of the applicable fund. Therefore, without the Order, each time that ValMark seeks to hire a sub-adviser, or replace a then-existing sub-adviser, to provide investment advisory services to a TOPS Portfolio, or to change the terms of a sub-advisory contract, the Trust must solicit shareholder approval of a new sub-advisory agreement at a shareholder meeting preceded by the preparation, filing, printing and mailing of a proxy statement, such as this Proxy Statement, and ValMark or the TOPS Portfolio would be required to pay the costs of such activities. ValMark pays the sub-advisers and the applicable TOPS Portfolio does not bear such expenses.

Implementation of the Order

On July 1, 2014, the SEC issued a "Managers of Managers" exemptive order (the "Order") under Section 6(c) of the 1940 Act granting exemptive relief to the Trust and ValMark from Section 15(a) of the Act and Rule 18f-2 under the Act. Such exemptive relief allows ValMark, with prior approval of the Board of Trustees, to enter into and/or materially amend sub-advisory agreements without obtaining shareholder approval. In order to rely on the Order with respect to any affected TOPS Portfolio, the Trust must first obtain approval of such reliance from the shareholders of each such TOPS Portfolio. If reliance on the Order is approved by shareholders of a TOPS Portfolio, pursuant to the terms of the Order, ValMark will be able, subject to the approval of the Board of Trustees, but without shareholder approval, to employ new non-Affiliated Sub-Advisers for each such TOPS Portfolio (or any future series of the Trust and any other future registered open-end management investment company or series thereof that is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (a “Future TOPS Portfolio”)), change the terms of particular sub-advisory agreements or continue the employment of existing non-Affiliated Sub-Advisers after events occur that would otherwise cause a termination of the sub-advisory agreement under the 1940 Act. However, ValMark may not enter into a sub-advisory agreement with an "affiliated person" of ValMark (as that term is defined in Section 2(a)(3) of the 1940 Act) ("Affiliated Sub-Adviser"), unless the sub-advisory agreement with the Affiliated Sub-Adviser, including compensation thereunder, is approved by the affected TOPS Portfolio’s shareholders, including, in instances in which the sub-advisory agreement pertains to a newly formed TOPS Portfolio, such Portfolio's initial shareholder. Although shareholder approval will not be required for the termination of sub-advisory agreements, shareholders of each TOPS Portfolio will continue to have the right to terminate such agreements with respect to a TOPS Portfolio at any time by a vote of a majority of the outstanding voting securities of the TOPS Portfolio.

In addition to seeking shareholder approval prior to relying on the Order, the conditions of the Order also specify that each TOPS Portfolio sub-advisory agreement will continue to be subject to the requirements of Section 15(a) of the 1940 Act with respect to the terms of such agreements. Additionally, each TOPS Portfolio will prominently disclose in its prospectus that ValMark monitors the sub-adviser(s) for adherence to their specific strategy, continuously supervises and monitors their performance and periodically recommends to the Board of Trustees which sub-adviser(s) should be retained or released. Each TOPS Portfolio also will disclose that it operates pursuant to the terms and conditions of the Order.

In addition, each TOPS Portfolio will be required within 90 days of the hiring of a new sub-adviser, to furnish Portfolio shareholders with all information about the new sub-adviser that would be included in a proxy statement.

Board Considerations

At a meeting on March 23-24, 2016, the Board of Trustees, having previously approved submission of the application to the SEC seeking the Order, considered whether to seek shareholder approval of reliance upon the Order. In determining that the implementation of the Order was in the best

8

interests of each TOPS Portfolio and its shareholders, the Board of Trustees, including a majority of the Independent Trustees, considered the factors below, and such other factors and information they deemed relevant, prior to recommending the approval of the Order with respect to the TOPS Portfolios:

(1) A "manager of managers" structure will enable ValMark to employ sub-advisers with varying investment styles or investment focuses to help potentially enhance performance and reduce market risk by expanding the securities in which a TOPS Portfolio may invest and the styles in which they are invested;

(2) A “manager of managers” structure will enable ValMark to promptly reallocate assets of each TOPS Portfolio among ValMark and one or more sub-advisers in response to varying market conditions;

(3) A “manager of managers” structure will enable the Board of Trustees to act more quickly, with less expense to a TOPS Portfolio, in appointing new sub-advisers when the Board and ValMark believe that such appointment would be in the best interests of a TOPS Portfolio and its shareholders;

(4) ValMark is directly responsible for (i) establishing procedures to monitor a sub-adviser's compliance with the applicable TOPS Portfolio’s investment objectives and policies, (ii) analyzing the performance of the sub-adviser and (iii) recommending allocations and reallocations of each TOPS Portfolio’s assets among itself and one or more sub-advisers; and

(5) No sub-adviser could be appointed, removed or replaced without the approval of the Board of Trustees.

If Proposal II is approved by shareholders of a TOPS Portfolio, ValMark will be able, subject to the approval of the Board of Trustees, but without shareholder approval, to employ new non-Affiliated Sub-Advisers for each such TOPS Portfolio or Future TOPS Portfolio, change the terms of particular sub-advisory agreements or continue the employment of existing non-Affiliated Sub-Advisers after events occur that would otherwise cause a termination of the sub-advisory agreement under the 1940 Act. If shareholders of any TOPS Portfolio fail to approve Proposal II, the Board and ValMark will consider other options, including a new or modified request for shareholder approval of a similar proposal.

Accordingly, the Board of Trustees of the Trust, including the Independent Trustees, unanimously recommends that shareholders of each TOPS Portfolio vote "FOR" approval of the respective Portfolio's reliance on the Order.

OTHER INFORMATION

Operation of the TOPS Portfolios

Each TOPS Portfolio is a series of Northern Lights Variable Trust, an open-end investment management company organized as a Delaware statutory trust and formed by an Agreement and Declaration of Trust on November 2, 2005. The principal executive offices of Northern Lights Variable Trust are located at 17605 Wright Street, Suite 2, Omaha, Nebraska 68130. The Board supervises the business activities of each TOPS Portfolio. Like other mutual funds, each TOPS Portfolio retains various organizations to perform specialized services. Each TOPS Portfolio currently retains ValMark as its investment adviser. Northern Lights Distributors, LLC, located at 17605 Wright Street, Suite 2, Omaha, Nebraska 68130, serves as principal underwriter and distributor of the TOPS Portfolios. Gemini Fund Services, LLC, located at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, provides each TOPS Portfolio with transfer agent, accounting, compliance, and administrative services.

9

The Proxy

The Board solicits proxies so that each shareholder has the opportunity to vote on the proposals to be considered at the Meeting. A proxy for voting your shares at the Meeting is enclosed. The shares represented by each valid proxy received in time will be voted at the meeting as specified. If no specification is made, the shares represented by a duly executed proxy will be voted for approval of the Proposed Sub-Advisory Agreement and at the discretion of the holders of the proxy on any other matter that may come before the Meeting that the Trust did not have notice of a reasonable time prior to the mailing of this Proxy Statement. You may revoke your proxy at any time before it is exercised by (i) submitting a duly executed proxy bearing a later date, (ii) submitting a written notice to the President of the Trust revoking the proxy, or (iii) attending and voting in person at the Meeting.

Voting Securities and Voting

Shares of the TOPS Portfolios have been purchased at your direction by your insurance company, through its separate accounts ("Separate Accounts") to serve as investment options under your variable annuity contract or variable life insurance policy. Shares of the TOPS Portfolios are available as investment options in variable annuity contracts and variable life insurance policies issued by an insurance company ("Variable Contracts") to individuals and to sponsors of group pension and retirement plans. Accordingly, the insurance companies, as the record owners of the shares of the TOPS Portfolios are, in most cases, the true "shareholders" of the TOPS Portfolios. Holders of Variable Contracts ("Variable Contract Holders") that are registered with the SEC generally have the right to instruct the insurance company that issued the Variable Contract on how to vote on the Proposals set forth in this Proxy Statement for the TOPS Portfolios that they have chosen as an investment option.

The Separate Accounts of the participating insurance companies are the record owners of the shares of the TOPS Portfolios. Each TOPS Portfolio is a separate class of shares, and each TOPS Portfolio’s shares have identical voting rights. The participating insurance companies will vote the shares of each TOPS Portfolio separately at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts. Participating insurance companies, which through Separate Accounts hold shares of the TOPS Portfolios, will be counted as the TOPS Portfolios’ shareholders in determining whether a quorum is present. Because a significant percentage of the TOPS Portfolios’ shares are held by insurance companies, which use proportional voting, the presence of such insurance companies at the Special Meeting shall be sufficient to constitute a quorum for the transaction of business at the Special Meeting

As of the Record Date, the following number of shares of beneficial interest of the TOPS Portfolios were issued and outstanding:

TOPS Portfolio Name	Shares Issued and Outstanding
TOPS® Aggressive Growth ETF Portfolio	482,156
TOPS® Balanced ETF Portfolio	635,569
TOPS® Conservative ETF Portfolio	185,451
TOPS® Growth ETF Portfolio	729,456
TOPS® Moderate Growth ETF Portfolio	735,126

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All shareholders of record of the TOPS Portfolios on the Record Date are entitled to vote at the Meeting on Proposal I and Proposal II. Each shareholder is entitled to one (1) vote per share held, and fractional votes for fractional shares held, on any matter submitted to a vote at the Meeting.

Shareholders of record in each TOPS Portfolio will vote separately on Proposal I and Proposal II. An affirmative vote of the holders of a majority of the outstanding shares of each TOPS Portfolio is required for the approval of either Proposal. As defined in the 1940 Act, a vote of the holders of a majority of the outstanding shares of a TOPS Portfolio means the vote of (1) 67% or more of the voting shares of the TOPS Portfolio present at the meeting, if the holders of more than 50% of the outstanding shares of the TOPS Portfolio are present in person or represented by proxy, or (2) more than 50% of the outstanding voting shares of the TOPS Portfolio, whichever is less. If shareholders of any TOPS Portfolio fail to approve Proposal I or Proposal II, none of the changes contemplated by such Proposal will be effective for such TOPS Portfolio. If shareholders of any TOPS Portfolio fail to approve Proposal I or Proposal II, the Board and ValMark will consider other options, including a new or modified request for shareholder approval of a similar proposal. The Board of Trustees of the Trust unanimously recommends a vote “FOR” Proposal I and Proposal II for each TOPS Portfolio.

Broker non-votes and abstentions will be considered present for purposes of determining the existence of a quorum and the number of shares of each TOPS Portfolio represented at the meeting, but they are not affirmative votes for any proposal. As a result, with respect to approval of either Proposal, non-votes and abstentions will have the same effect as a vote against the proposal because the required vote is a percentage of the shares present or outstanding.

The Trust, on behalf of the TOPS Portfolios, does not impose any requirement that a specific percentage of Variable Contract Holders need to give instructions as to how to vote their shares. Where Variable Contract Holders fail to give instructions as to how to vote their shares, the participating insurance companies will use proportional voting and vote those shares in proportion to the instructions given by other Variable Contract Holders who voted. The effect of proportional voting is that if a large number of Variable Contract Holders fail to give voting instructions, a small number of Variable Contract Holders may determine the outcome of the vote.

To the best knowledge of the Trust, there were no Trustees or officers of the Trust who were the beneficial owners of more than 5% of the outstanding shares of any of the TOPS Portfolios on the Record Date. As of the Record Date, the following shareholders of record owned 5% or more of the outstanding shares of the indicated TOPS Portfolio:

TOPS Moderate Growth ETF Portfolio

Class 1 Shares

Name & Address	Shares	Percentage of Class 1 Shares of Portfolio
Jefferson National Life Insurance	159,222	100%
10350 Ormsby Park Place
Louisville, KY 40223

Class 2 Shares

Name & Address	Shares	Percentage of Class 2 Shares of Portfolio
Pruco Life Insurance Company of NJ	334,608	58.10%
213 Washington St.
11

Newark, NJ 07102

Ohio National Life Insurance Co	124,222	21.57%
Po Box 237
Cincinnati, OH	45242

New York Life Insurance and Annuity	43,853	7.61%
169 Lackawanna Ave
Parsippany, NJ 07054

Ohio National Life Insurance	38,138	6.62%
Po Box 237
Cincinnati, OH 45202

PRUCO Life Insurance Company of NJ	31,815	5.52%
213 Washington St.
Newark, NJ 07102

Investor Class Shares

Name & Address	Shares	Percentage of Investor Shares of Portfolio
Valmark Advisors	1.00	100%
130 Springside Dr Ste 300
Akron, OH 44333

TOPS Growth ETF Portfolio

Class 1 Shares

Name & Address	Shares	Percentage of Class 1 Shares of Portfolio
Jefferson National Life Insurance	150,046	100%
10350 Ormsby Park Place
Louisville, KY 40223

Class 2 Shares

Name & Address	Shares	Percentage of Class 2 Shares of Portfolio
Ohio National Life Insurance Co	280,115	48.35%
Po Box 237
Cincinnati, OH 45242

PRUCO Life Insurance Co	235,258	40.60%
213 Washington St
Newark, NJ 07102

Ohio National Life Insurance	32,210	5.56%
Po Box 237
Cincinnati, OH 45202

Investor Class Shares

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Name & Address	Shares	Percentage of Investor Shares of Portfolio
Valmark Advisors	1.00	100%
130 Springside Dr Ste 300
Akron, OH 44333

TOPS Conservative ETF Portfolio

Class 1 Shares

Name & Address	Shares	Percentage of Class 1 Shares of Portfolio
Jefferson National Life Insurance	23,448	100%
10350 Ormsby Park Place
Louisville, KY 40223

Class 2 Shares

Name & Address	Shares	Percentage of Class 2 Shares of Portfolio
PRUCO Life Insurance Co	52,675	32.52%
213 Washington St
Newark, NJ 07102

Jefferson National Life Insurance	50,584	31.22%
10350 Ormsby Park Place
Louisville, KY 40223

Ohio National Life Insurance	33,572	20.72%
Po Box 237
Cincinnati, OH 45202

New York Life Insurance and Annuity	17,693	10.92%
169 Lackawanna Ave
Parsippany, NJ 07054

Investor Class Shares

Name & Address	Shares	Percentage of Investor Shares of Portfolio
Valmark Advisors	1.00	100%
130 Springside Dr Ste 300
Akron, OH 44333

TOPS Balanced ETF Portfolio

Class 1 Shares

Name & Address	Shares	Percentage of Class 1 Shares of Portfolio
Jefferson National Life Insurance	2,044	99.95%
10350 Ormsby Park Place
Louisville, KY 40223

Class 2 Shares

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Name & Address	Shares	Percentage of Class 2 Shares of Portfolio
PRUCO Life Insurance Co	263,133	41.53%
213 Washington St
Newark, NJ 07102

New York Life Insurance and Annuity	177,932	28.09%
169 Lackawanna Ave
Parsippany, NJ 07054

Ohio National Life Insurance Co	162,953	25.72%
Po Box 237
Cincinnati, OH 45242

Investor Class Shares

Name & Address	Shares	Percentage of Investor Shares of Portfolio
Valmark Advisors	1.00	100%
130 Springside Dr Ste 300
Akron, OH 44333

TOPS Aggressive Growth ETF Portfolio

Class 1 Shares

Name & Address	Shares	Percentage of Class 1 Shares of Portfolio
Jefferson National Life Insurance	6,752	99.98%
10350 Ormsby Park Place
Louisville, KY 40223

Class 2 Shares

Name & Address	Shares	Percentage of Class 2 Shares of Portfolio
PRUCO Life Insurance Co	217,891	45.83%
213 Washington St
Newark, NJ 07102

Ohio National Life Insurance Co	156,252	32.87%
Po Box 237
Cincinnati, OH 45242

Ohio National Life Insurance Co	60,246	12.67%
Po Box 237
Cincinnati, OH 45202

PRUCO Life Insurance Company of NJ	34,441	7.24%
213 Washington St
Newark, NJ 07102

Investor Class Shares

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Name & Address	Shares	Percentage of Investor Shares of Portfolio
Valmark Advisors	1.00	100%
130 Springside Dr Ste 300
Akron, OH 44333

Shareholders owning more than 25% of the shares of any TOPS Portfolio are considered to “control” the Portfolio, as that term is defined under the 1940 Act. Persons controlling a TOPS Portfolio can determine the outcome of any proposal submitted to the shareholders for approval with respect only to such TOPS Portfolio.

As a group, the Trustees and officers of the Trust owned less than 1% of the outstanding shares of each of the TOPS Portfolios as of the Record Date.

Shareholder Proposals

The Trust has not received any shareholder proposals to be considered for presentation at the Meeting. Under the proxy rules of the Securities & Exchange Commission, shareholder proposals may, under certain conditions, be included in the Trust’s Proxy Statement and proxy for a particular meeting. Under these rules, proposals submitted for inclusion in the Trust’s proxy materials must be received by the Trust within a reasonable time before the solicitation is made. The fact that the Trust receives a shareholder proposal in a timely manner does not ensure its inclusion in its proxy materials, because there are other requirements in the proxy rules relating to such inclusion. You should be aware that annual meetings of shareholders are not required as long as there is no particular requirement under the 1940 Act, which must be met by convening such a shareholder meeting. Any shareholder proposal should be sent to James P. Ash, Esq., Secretary, Northern Lights Variable Trust, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788. Shareholder proposals may also be raised from the floor at the Meeting without prior notice to the Trust.

Cost of Solicitation

The Board is making this solicitation of proxies. The Trust has engaged AST Fund Solutions, LLC, a proxy solicitation firm (the “Proxy Solicitor”), to assist in the solicitation. The estimated fees anticipated to be paid to the Proxy Solicitor are approximately $9,000. The cost of preparing and mailing this Proxy Statement, the accompanying Notice of Special Meeting and proxy and any additional materials relating to the Meeting and the cost of soliciting proxies will be borne by ValMark. In addition to solicitation by mail, the Trust will request banks, brokers and other custodial nominees and fiduciaries, to supply proxy materials to the respective beneficial owners of shares of each of the TOPS Portfolios of whom they have knowledge, and ValMark will reimburse them for their expenses in so doing. Certain officers, employees and agents of the Trust and ValMark may solicit proxies in person or by telephone, facsimile transmission, or mail, for which they will not receive any special compensation.

Other Matters

The Board knows of no other matters to be presented at the Meeting other than as set forth above. If any other matters properly come before the Meeting that the Trust did not have notice of a reasonable time prior to the mailing of this Proxy Statement, the holders of the proxy will vote the shares represented by the proxy on such matters in accordance with their best judgment, and discretionary authority to do so is included in the proxy.

Proxy Delivery

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If you and another shareholder share the same address, the Trust may only send one Proxy Statement unless you or the other shareholder(s) request otherwise. Call or write to the Trust if you wish to receive a separate copy of the Proxy Statement, and the Trust will promptly mail a copy to you. You may also call or write to the Trust if you wish to receive a separate proxy in the future or if you are receiving multiple copies now and wish to receive a single copy in the future. For such requests, call the Trust at 1-631-470-2600, or write the Trust at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788.

Important Notice Regarding the Availability of Proxy materials for the Shareholder Meeting to be Held on June 30, 2016

A copy of the Notice of Shareholder Meeting, the Proxy Statement (including copies of the proposed sub-advisory agreement), and Proxy Voting Ballot are available at www.proxyvote.com.

BY ORDER OF THE BOARD OF TRUSTEES

James P. Ash, Esq., Secretary

Dated May 27, 2016

If you have any questions before you vote, please call our proxy information line at 1-877-536-1564. Representatives are available Monday through Friday 9 a.m. to 10 p.m., Eastern Time to answer your questions about the proxy material or about how to how to cast your vote. You may also receive a telephone call reminding you to vote your shares. Thank you for your participation in this important initiative.

Please date and sign the enclosed proxy and return it promptly in the enclosed reply envelope OR CALL THE Toll-free NUMBER OR CONNECT to the internet address LISTED ON YOUR PROXY CARD.

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Exhibit A

FORM OF SUBADVISORY AGREEMENT

THIS AGREEMENT is made and entered into as of this ____day of ____, 2016, by and between VALMARK ADVISERS, INC. (the "Adviser"), an Ohio corporation registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act") located at 130 Springside Drive, Akron, OH 44333, and Milliman Financial Risk Management LLC (the "Subadviser"), a Delaware limited liability company registered under the Advisers Act, with an office at 71 S. Wacker Drive, 31st Floor, Chicago, IL 60606, with respect to each Fund listed on Schedule A hereto (each, a "Fund"), each a series of the NORTHERN LIGHTS VARIABLE TRUST, a Delaware statutory trust (the "Trust").

WITNESSETH:

WHEREAS, the Trust is registered with the U.S. Securities and Exchange Commission (the "SEC") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, the Adviser has, pursuant to an Investment Advisory Agreement with the Trust dated as of the 23rd day of February, 2011, as revised on the 27th day of March, 2013, as amended (the “Advisory Agreement"), been retained to act as investment adviser for each Fund listed on Schedule A hereto;

WHEREAS, the Adviser represents that the Advisory Agreement permits the Adviser to delegate certain of its duties under the Advisory Agreement to other investment advisers, subject to the requirements of the 1940 Act; and

WHEREAS, the Adviser and the Subadviser are parties to an existing Subadvisor Agreement dated March 27, 2013, which revised their initial Agreement dated April 13, 2011, both of which the Adviser and the Subadviser now wish to replace with this Agreement; and

WHEREAS, the Adviser desires to retain Subadviser to assist it in the provision of a continuous investment program for that portion of each Fund’s assets that the Adviser will assign to the Subadviser, and Subadviser is willing to render such services subject to the terms and conditions set forth in this Agreement;

NOW, THEREFORE, the parties do mutually agree and promise as follows with respect to each Fund:

1.	Appointment as Subadviser.

a)	The Adviser hereby appoints the Subadviser to act as investment adviser for and to manage all of the assets of each Fund (the "Subadviser Assets") subject to the supervision of the Adviser and the Board of Trustees of the Trust and subject to the terms of this Agreement; and the Subadviser hereby accepts such appointment. In such capacity, the Subadviser shall be responsible for the investment management of the Subadviser Assets. It is recognized that the
A-1

Subadviser and certain of its affiliates may act as investment adviser to one or more other investment companies and other managed accounts and that the Adviser and the Trust do not object to such activities.

2.	Duties of Subadviser.

a)	Investments. The Subadviser is hereby authorized and directed and hereby agrees, subject to the stated investment policies and restrictions of each Fund as set forth in the Funds' prospectus ("Prospectus") and statement of additional information ("SAI") as currently in effect and, as soon as practical after the Trust, a Fund or the Adviser notifies the Subadviser thereof, as supplemented or amended from time to time and subject to the directions of the Adviser and the Trust's Board of Trustees, to monitor on a continuous basis the performance of the Subadviser Assets and to conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Subadviser Assets. The Adviser agrees to provide the Subadviser with such assistance as may be reasonably requested by the Subadviser in connection with the Subadviser’ s activities under this Agreement, including, without limitation, providing information concerning each Fund, its funds available, or to become available, for investment and generally as to the conditions of the Fund’s or the Trust’s affairs.

b)	Compliance with Applicable Laws and Governing Documents. In the performance of its services under this Agreement, the Subadviser shall act in conformity with the Prospectus, SAI and the Trust's Agreement and Declaration of Trust and By-Laws as currently in effect and, as soon as practical after the Trust, a Fund or the Adviser notifies the Subadviser thereof, as supplemented, amended and/or restated from time to time (referred to hereinafter as the "Declaration of Trust" and "By-Laws," respectively) and with the instructions and directions received in writing from the Adviser or the Trustees of the Trust and will conform to, and comply with, the requirements of the 1940 Act, the Internal Revenue Code of 1986, as amended (the "Code"), and all other applicable federal and state laws and regulations. Without limiting the preceding sentence, the Adviser promptly shall notify the Subadviser as to any act or omission of the Subadviser hereunder that the Adviser reasonably deems to constitute or to be the basis of any noncompliance or nonconformance with any of the Trust's Declaration of Trust and By-Laws, the Prospectus and the SAI, the instructions and directions received in writing from the Adviser or the Trustees of the Trust, the 1940 Act, the Code, and all other applicable federal and state laws and regulations. Notwithstanding the foregoing, the Adviser shall remain responsible for ensuring each Fund's and the Trust’s overall compliance with the 1940 Act, the Code and all other applicable federal and
A-2

state laws and regulations and the Subadviser is only obligated to comply with this subsection (b) with respect to the Subadviser Assets. The Adviser timely will provide the Subadviser with a copy of the minutes of the meetings of the Board of Trustees of the Trust to the extent they may affect a Fund or the services of the Subadviser, copies of any financial statements or reports made by the Fund to its shareholders, and any further materials or information which the Subadviser may reasonably request to enable it to perform its functions under this Agreement.

The Adviser shall perform quarterly and annual tax compliance tests to ensure that each Fund is in compliance with Subchapter M of the Code. In this regard, the Adviser acknowledges that the Subadviser shall rely completely upon the Adviser's determination of whether and to what extent a Fund is in compliance with Subchapter M of the Code and that the Subadviser has no separate and independent responsibility to test the Fund for such compliance. In connection with such compliance tests, the Adviser shall inform the Subadviser at least ten (10) business days prior to a calendar quarter end if the Subadviser Assets are out of compliance with the diversification requirements under Subchapter M. If the Adviser notifies the Subadviser that the Subadviser Assets are not in compliance with such requirements noted above, the Subadviser will take prompt action to bring the Subadviser Assets back into compliance within the time permitted under the Code.

The Adviser shall perform quarterly compliance tests to ensure that each Fund is in compliance with the diversification provisions of Section 817 of the Code and the regulations thereunder. In this regard, the Adviser acknowledges that the Subadviser shall rely completely upon the Adviser's determination of whether and to what extent a Fund is in compliance with the diversification provisions of Section 817 and the regulations thereunder and that the Subadviser has no separate and independent responsibility to test the Fund for such compliance. In connection with such compliance tests, the Adviser shall inform the Subadviser no more than five (5) business days after the end of a calendar quarter if the Subadviser Assets are out of compliance with these diversification requirements. If the Adviser notifies the Subadviser that the Subadviser Assets are not in compliance with such requirements noted above, the Subadviser will take prompt action to bring the Subadviser Assets back into compliance within the time permitted under the Code.

The Adviser will provide the Subadviser with reasonable advance notice of any change in a Fund's investment objectives, policies and restrictions as stated in the Prospectus and SAI, and the Subadviser shall, in the performance of its duties and obligations under this Agreement, manage the Subadviser Assets consistent with such changes, provided that the Subadviser has received prompt notice of the effectiveness of such changes from the Trust or the Adviser. In addition to such notice, the Adviser shall provide to the Subadviser a copy of a modified Prospectus and SAI reflecting such changes. The Adviser acknowledges and will ensure that the Prospectus and SAI will at all times

A-3

be in compliance with all disclosure requirements under all applicable federal and state laws and regulations relating to the Trust or the Funds, including, without limitation, the 1940 Act, and the rules and regulations thereunder, and that the Subadviser shall have no liability in connection therewith, except as to the accuracy of material information furnished in writing by the Subadviser to the Trust or to the Adviser specifically for inclusion in the Prospectus and SAL The Subadviser hereby agrees to provide to the Adviser in a timely manner such information relating to the Subadviser and its relationship to, and actions for, the Trust as may be required to be contained in the Prospectus, SAI or in the Trust's Registration Statement on Form N-1A and any amendments thereto.

c)	Voting of Proxies. The Adviser shall retain all responsibility to exercise voting rights with respect to any securities and other investments in the Subadviser Assets.

d)	Agent. Subject to any other written instructions of the Adviser or the Trust, the Subadviser is hereby appointed the Adviser’s and the Trust’s agent and attorney-in-fact for the limited purposes of executing account documentation, agreements, contracts and other documents as the Subadviser shall be requested by brokers, dealers, counterparties and other persons in connection with its management of the Subadviser Assets. The Subadviser agrees to provide the Adviser and the Trust with copies of any such agreements executed on behalf of the Adviser or the Trust.

e)	Brokerage. The Sub adviser is authorized, subject to the supervision of the Adviser and the plenary authority of the Trust's Board of Trustees, to establish and maintain accounts on behalf of each Fund with, and place orders for the investment and reinvestment, including without limitation purchase and sale of the Subadviser Assets with or through, such persons, brokers (including, to the extent permitted by applicable law, any broker affiliated with the Subadviser) or dealers (collectively "Brokers") as Subadviser may elect and negotiate commissions to be paid on such transactions. The Subadviser, however, is not required to obtain the consent of the Adviser or the Trust’s Board of Trustees prior to establishing any such brokerage account. The Subadviser shall place all orders for the purchase and sale of portfolio investments for a Fund’s account with Brokers selected by the Subadviser. In the selection of such Brokers and the placing of such orders, the Subadviser shall seek to obtain for each Fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions for brokerage and research services, as provided below. In using its reasonable efforts to obtain for each Fund the most favorable price and execution available, the Subadviser, bearing in mind the best interests of the Fund at all times, shall consider all factors it deems relevant, including price, the size of the transaction, the breadth and nature of the market for the security,
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the difficulty of the execution, the amount of the commission, if any, the timing of the transaction, market prices and trends, the reputation, experience and financial stability of the Broker involved, and the quality of service rendered by the Broker in other transactions. The Subadviser shall not consider a Broker’s sale of Fund shares when selecting the Broker to execute trades. Notwithstanding the foregoing, neither the Trust, a Fund nor the Adviser shall instruct the Subadviser to place orders with any particular Broker(s) with respect to the Subadviser Assets. Subject to such policies as the Trustees may determine, or as may be mutually agreed to by the Adviser and the Subadviser, the Subadviser is authorized but not obligated to cause, and shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused, a Fund to pay a Broker that provides brokerage and research services (within the meaning of Section 28(e) of the Securities Exchange Act of 1934) to the Subadviser an amount of commission for effecting a Subadviser Assets investment transaction that is in excess of the amount of commission that another Broker would have charged for effecting that transaction if, but only if, the Subadviser determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such Broker viewed in terms of either that particular transaction or the overall responsibility of the Subadviser with respect to the accounts as to which it exercises investment discretion. It is recognized that the services provided by such Brokers may be useful to the Subadviser in connection with the Subadvisor’s services to other clients.

On occasions when the Subadviser deems the purchase or sale of a security to be in the best interests of a Fund with respect to the Subadviser Assets as well as other clients of the Subadviser, the Subadviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of securities so sold or purchased, as well as the expenses incurred in the transaction, will be made by the Subadviser in the manner the Subadviser considers to be the most equitable and consistent with its fiduciary obligations to a Fund and to such other clients. It is recognized that in some cases, this procedure may adversely affect the price paid or received by a Fund or the size of the position obtainable for, or disposed of by, the Fund with respect to the Subadviser Assets.

f)	Securities Transactions. The Subadviser and any affiliated person of the Subadviser will not purchase securities or other instruments from or sell securities or other instruments to the Funds; provided, however, the Subadviser or any affiliated person of the Subadviser may purchase securities or other instruments from or sell securities or other instruments to the Funds if such transaction is permissible under applicable laws and regulations, including, without limitation,
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the 1940 Act and the Advisers Act and the rules and regulations promulgated thereunder.

The Subadviser, on its own behalf and with respect to its Access Persons (as defined in subsection (e) of Rule 17j-1 under the 1940 Act), agrees to observe and comply with Rule 17j-1 and its Code of Ethics (which shall comply in all material respects with Rule 17j-1), as the same may be amended from time to time. On at least an annual basis, the Subadviser will comply with the reporting requirements of Rule 17j-1, which include (I) certifying to the Adviser and the Trust that the Subadviser and its Access Persons have complied with the Subadvisor’s Code of Ethics with respect to the Subadviser Assets and (ii) identifying any violations which have occurred with respect to the Subadviser Assets. The Subadviser will have also submitted its Code of Ethics for its initial approval by the Trust’s Board of Trustees no later than the date of execution of this agreement and subsequently within six months of any material change thereto.

g)	Books and Records. The Subadviser shall maintain separate detailed records as are required by applicable laws and regulations of all matters hereunder pertaining to the Subadviser Assets (the "Fund's Records"), including, without limitation, brokerage and other records of all securities transactions. The Subadviser acknowledges that each Fund's Records are property of the Trust; except to the extent that the Subadviser is required to maintain the Fund's Records under the Advisers Act or other applicable law and except that the Subadviser, at its own expense, is entitled to make and keep a copy of the Fund's Records for its internal files. Each Fund's Records shall be available to the Adviser or the Trust at any time upon reasonable request during normal business hours and shall be available for telecopying promptly to the Adviser during any day that the Fund is open for business as set forth in the Prospectus.

h)	Information Concerning Subadviser Assets and Subadviser. From time to time as the Adviser or the Trust reasonably may request in good faith, the Subadviser will furnish the requesting party reports on portfolio transactions and reports on the Subadviser Assets, all in such reasonable detail as the parties may reasonably agree in good faith. The Subadviser will also inform the Adviser in a timely manner of material changes in portfolio managers responsible for Subadviser Assets, any changes in the ownership or management of the Subadviser, or of material changes in the control of the Subadviser. Upon the Trust’s or the Adviser’s reasonable request, the Subadviser will make available its officers and employees to meet with the Trust's Board of Trustees to review the Subadviser Assets via telephone on a quarterly basis and on a less frequent basis as agreed upon by the parties in person.

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Subject to the other provisions of this Agreement, the Subadviser will also provide such information or perform such additional acts with respect to the Subadviser Assets as are reasonably required for the Trust or the Adviser to comply with their respective obligations under applicable laws, including without limitation, the Code, the 1940 Act, the Advisers Act, and the Securities Act, and any rule or regulation thereunder.

i)	Custody Arrangements. The Trust or the Adviser shall notify the Subadviser of the identities of its custodian banks and the custody arrangements therewith with respect to the Subadviser Assets and shall give the Subadviser written notice of any changes in such custodian banks or custody arrangements. The Subadviser shall on each business day provide the Adviser and the Trust's custodian such information as the Adviser and the Trust’s custodian may reasonably request in good faith relating to all transactions concerning the Subadviser Assets. The Trust shall instruct its custodian banks to (A) carry out all investment instructions as may be directed by the Subadviser with respect to the Subadviser Assets (which instructions may be orally given if confirmed in writing); and (B) provide the Subadviser with all operational information necessary for the Subadviser to trade the Subadviser Assets on behalf of each Fund. The Subadviser shall have no liability for the acts or omissions of the authorized custodian(s), unless such act or omission is required by and taken in reliance upon instructions given to the authorized custodian(s) by a representative of the Subadviser properly authorized (pursuant to written instruction by the Adviser) to give such instructions.

3.	Independent Contractor. In the performance of its services hereunder, the Subadviser is and shall be an independent contractor and unless otherwise expressly provided herein or otherwise authorized in writing, shall have no authority to act for or represent a Fund, the Trust or the Adviser in any way or otherwise be deemed an agent of a Fund, the Trust or the Adviser.

4.	Expenses. During the term of this Agreement, Subadviser will pay all expenses incurred by it in connection with its activities under this Agreement. The Subadviser shall, at its sole expense, employ or associate itself with such persons as it believes to be particularly fitted to assist it in the execution of its duties under this Agreement. The Subadviser shall not be responsible for the Trust's, the Funds' or Adviser's expenses, which shall include, but not be limited to, the cost of securities, commodities and other investments (including brokerage commissions and other transaction charges, if any) purchased for a Fund and any losses incurred in connection therewith, expenses of holding or carrying Subadviser Assets, including, without limitation, expenses of dividends on stock borrowed to cover a short sale and interest, fees or other charges incurred in connection with leverage and related borrowings with respect to the Subadviser Assets, organizational and offering expenses (which
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include, but are not limited to, out-of-pocket expenses, but not overhead or employee costs of the Subadviser); expenses for legal, accounting and auditing services; taxes and governmental fees; dues and expenses incurred in connection with membership in investment company organizations; costs of printing and distributing shareholder reports, prospectuses, stock certificates and distribution of dividends; charges of the Funds' custodians and sub-custodians, administrators and sub-administrators, registrars, transfer agents, dividend disbursing agents and dividend reinvestment plan agents; payment for portfolio pricing services to a pricing agent, if any; registration and filing fees of the SEC; expenses of registering or qualifying securities of each Fund for sale in the various states; freight and other charges in connection with the shipment of each Fund's portfolio securities; fees and expenses of non-interested Trustees; salaries of shareholder relations personnel; costs of shareholders meetings; insurance; interest; brokerage costs; and litigation and other extraordinary or non-recurring expenses. The Trust or the Adviser, as the case may be, shall reimburse the Subadviser for any expenses of a Fund or the Adviser as may be reasonably incurred by such Subadviser on behalf of a Fund or the Adviser. The Subadviser shall keep and supply to the Trust and the Adviser reasonable records of all such expenses.

The Subadviser may, from time to time, employ or associate with itself any person or persons believed to be particularly fit to assist in its performance of services under this Agreement, provided no such person serves or acts as an investment adviser separate from the Subadviser so as to require a new written contract pursuant to the 1940 Act. The compensation of any such person will be paid by the Subadviser, and no obligation will be incurred by, or on behalf of, the Adviser, the Trust or the Fund(s) with respect to them.

5.	Investment Analysis and Commentary. With regard to the Managed Risk Funds listed on Schedule A, the Subadviser will provide quarterly performance analysis and market commentary (the "Investment Report") during the term of this Agreement. The Investment Reports are due within 10 days -after the end of each quarter. In addition, interim Investment Reports shall be issued at such times as may be mutually agreed upon by the Adviser and Subadviser; provided however, that any such interim Investment Report will be due within 10 days of the end of the month in which such agreement is reached between the Adviser and Subadviser. The subject of each Investment Report shall be mutually agreed upon. The Adviser is freely able to publicly distribute the Investment Report.

6.	Compensation. For the services provided pursuant to this Agreement, the Subadviser is entitled to an annual fee equal to the amounts described in Exhibit A attached hereto. For those fees expressed as a percentage of net asset value, such fee will be computed daily and paid no later than the seventh (7th) business day following the end of each
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month, from the Adviser or the Trust, calculated at an annual rate based on the Subadviser Assets’ average daily net assets.

The method of determining the net asset value of the Subadviser Assets for purposes hereof shall be the same as the method of determining net asset value for purposes of establishing the offering and redemption price of the shares of the Trust as described in the Funds' Prospectus and/or SAL If this Agreement shall be effective for only a portion of a month with respect to a Fund, the aforesaid fee shall be prorated for the portion of such month during which this Agreement is in effect for the Fund.

Fees expressed as a lump sum annual amount will be payable in quarterly installments within thirty (30) days of Adviser’s receipt of invoices from Subadviser.

7.	Representations and Warranties of Subadviser. The Subadviser represents and warrants to the Adviser and the Trust as follows:

a)	The Subadviser is registered as an investment adviser under the Advisers Act;

b)	The Subadviser is a corporation duly organized and properly registered and operating under the laws of the State of Delaware with the power to own and possess its assets and carry on its business as it is now being conducted and as proposed to be conducted hereunder;

c)	The execution, delivery and performance by the Subadviser of this Agreement are within the Subadvisor’s powers and have been duly authorized by all necessary actions of its directors or shareholders, and no action by, or in respect of, or filing with, any governmental body, agency or official is required on the part of the Subadviser for execution, delivery and performance by the Subadviser of this Agreement, and the execution, delivery and performance by the Subadviser of this Agreement do not contravene or constitute a violation of, or a material default under, (I) any provision of applicable law, rule or regulation, (ii) the Subadvisor’s governing instruments, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Subadviser; and

d)	The Form ADV of the Subadviser provided to the Adviser and the Trust is a true and complete copy of the form, including that part or parts of the Form ADV filed with the SEC, that part or parts maintained in the records of the Subadviser, and/or that part or parts provided or offered to clients, in each case as required under the Advisers Act and rules thereunder, and the information contained therein is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

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8.	Representations and Warranties of Adviser. The Adviser represents and warrants to the Subadviser as follows:

a)	The Adviser is registered as an investment adviser under the Advisers Act;

b)	The Adviser is a corporation duly organized and validly existing under the laws of the State of Ohio with the power to own and possess its assets and carry on its business as it is now being conducted and as proposed to be conducted hereunder;

c)	The execution, delivery and performance by the Adviser of this Agreement are within the Adviser's powers and have been duly authorized by all necessary action on the part of its directors or shareholders, and no action by, or in respect of, or filing with, any governmental body, agency or official is required on the part of the Adviser for the execution, delivery and performance by the Adviser of this Agreement, and the execution, delivery and performance by the Adviser of this Agreement do not contravene or constitute a violation of, or a material default under, (I) any provision of applicable law, rule or regulation, (ii) the Adviser's governing instruments, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Adviser;

d)	The Form ADV of the Adviser provided to the Subadviser and the Trust is a true and complete copy of the form, including that part or parts of the Form ADV filed with the SEC, that part or parts maintained in the records of the Adviser, and/or that part or parts provided or offered to clients, in each case as required under the Advisers Act and rules thereunder, and the information contained therein is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

e)	The Adviser acknowledges that it received a copy of the Subadviser’s Form ADV prior to the execution of this Agreement; and

f)	The Adviser and the Trust have duly entered into the Advisory Agreement pursuant to which the Trust authorized the Adviser to delegate certain of its duties under the Advisory Agreement to other investment advisers, including without limitation, the appointment of a subadviser with respect to assets of a Fund and the Adviser's entering into and performing this Agreement.

9.	Survival of Representations and Warranties; Duty to Update Information. All representations and warranties made by the Subadviser and the Adviser pursuant to the recitals above and Sections 8 and 9, respectively, shall survive for the duration of this
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Agreement and the parties hereto shall promptly notify each other in writing upon becoming aware that any of the foregoing representations and warranties are no longer true or accurate in all material effects.

10.	Liability and Indemnification.

a)	Liability. The Subadviser shall exercise its best judgment in rendering its services in accordance with the terms of this Agreement, but otherwise, in the absence of willful misfeasance, bad faith or gross negligence on the part of the Subadviser or a reckless disregard of its duties hereunder, the Subadviser, each of its affiliates and all respective partners, officers, directors and employees ("Affiliates") and each person, if any, who within the meaning of the Securities Act controls the Subadviser ("Controlling Persons"), if any, shall not be subject to any expenses or liability to the Adviser, the Trust or a Fund or any of the Fund's shareholders, in connection with the matters to which this Agreement relates, including without limitation for any losses that may be sustained in the purchase, holding or sale of Subadviser Assets. The Adviser shall exercise its best judgment in rendering its obligations in accordance with the terms of this Agreement, but otherwise (except as set forth in Section 11(c) below), in the absence of willful misfeasance, bad faith or gross negligence. on the part of the Adviser or a reckless disregard of its duties hereunder, the Adviser, any of its Affiliates and each of the Adviser’s Controlling Persons, if any, shall not be subject to any liability to the Subadviser, for any act or omission in the case of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of Subadviser Assets. Notwithstanding the foregoing, nothing herein shall relieve the Adviser and the Subadviser from any of their obligations under applicable law, including, without limitation, the federal and state securities laws.

b)	Indemnification. The Subadviser shall indemnify the Adviser, the Trust and each Fund, and their respective Affiliates and Controlling Persons for any liability and expenses, including without limitation reasonable attorneys' fees and expenses, which the Adviser, the Trust and/or the Fund and their respective Affiliates and Controlling Persons may sustain as a result of the Subadviser' s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws. Unless otherwise obligated under applicable law, the Subadviser shall not be liable for indirect, punitive, special or consequential damages arising out of this Agreement.

The Adviser shall indemnify the Subadviser, its Affiliates and its Controlling Persons, for any liability and expenses, including without limitation reasonable attorneys’ fees and expenses, which may be sustained as a result of the Adviser’s

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willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

c)	The Subadviser shall not be liable to the Adviser for acts of the Subadviser which result from acts of the Adviser, including, but not limited to, a failure of the Adviser to provide accurate and current information with respect to any records maintained by the Adviser, which records are not also maintained by or otherwise available to the Subadviser upon reasonable request.

11.	Duration and Termination.

a)	Duration. Unless sooner terminated, this Agreement shall continue for an initial period of no more than two years following the effective date of this Agreement, and thereafter shall continue automatically for successive annual periods with respect to each Fund, provided such continuance is specifically approved at least annually by the Trust's Board of Trustees or vote of the lesser of (a) 67% of the shares of the Fund represented at a meeting if holders of more than 50% of the outstanding shares of the Fund are present in person or by proxy or (b) more than 50% of the outstanding shares of the Fund; provided that in either event its continuance also is approved by a majority of the Trust's Trustees who are not "interested persons" (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.

b)	Termination. Notwithstanding whatever may be provided herein to the contrary, this Agreement may be terminated at any time with respect to one or more Funds, without payment of any penalty:

                                                              i.      By vote of a majority of the Trust's Board of Trustees, or by "vote of a majority of the outstanding voting securities” of a Fund (as defined in the 1940 Act), or by the Adviser, in each case, upon not more than 60 days’ written notice to the Subadviser;

                                                            ii.      By any party hereto upon written notice to the other party in the event of a breach of any provision of this Agreement by the other party if the breach is not cured within 15 days of notice of the breach; or

                                                          iii.      By the Subadviser upon not more than 60 days’ written notice to the Adviser and the Trust.

This Agreement shall not be assigned (as such term is defined in the 1940 Act) and shall terminate automatically in the event of its assignment or upon the termination of the Advisory Agreement.

12.	Duties of the Adviser. The Adviser shall continue to have responsibility for all services to be provided to the Fund pursuant to the Advisory Agreement and shall oversee and review the Subadvisor’s performance of its duties under this Agreement. Nothing
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contained in this Agreement shall obligate the Adviser to provide any funding or other support for the purpose of directly or indirectly promoting investments in a Fund.

13.	Reference to Adviser and Subadviser.

a)	The Subadviser grants, subject to the conditions below and for the period this Agreement remains effective, the Adviser non-exclusive rights to use, display and promote trademarks of the Subadviser in conjunction with any activity associated with the Funds with the prior permission of Subadviser, which shall not be unreasonably withheld, as discussed below. In addition, the Adviser may promote the identity of and services provided by the Subadviser to the Adviser, which references shall not differ in substance from those included in the Prospectus, SAI and this Agreement, in advertising or promotional materials with the prior permission of Subadviser, which shall not be unreasonably withheld, as discussed below. The Adviser shall protect the goodwill and reputation of the Subadviser in connection with marketing and promotion of the Funds. The Adviser shall submit to the Subadviser for its review and approval all such public informational materials relating to the Funds that refer to any recognizable variant or any registered mark or logo or other proprietary designation of the Subadviser. Approval shall not be unreasonably withheld by the Subadviser and notice of approval or disapproval will be provided promptly and in any event within three (3) business days. Upon termination of this Agreement the Fund shall forthwith cease to use such registered marks, logos or other proprietary designation of Subadviser.

b)	Neither the Subadviser nor any Affiliate or agent of Subadviser shall make reference to or use the name of the Adviser or any of its Affiliates, or any of their clients, except references concerning the identity of and services provided by the Adviser to the Funds or to the Subadviser, which references shall not differ in substance from those included in the Prospectus, SAI and this Agreement, in any advertising or promotional materials without the prior approval of Adviser, which approval shall not be unreasonably withheld or delayed and notice of approval or disapproval will be provided promptly and in any event within three (3) business days. The Subadviser hereby agrees to make all reasonable efforts to cause any Affiliate of the Subadviser to satisfy the foregoing obligation.

14.	Amendment. This Agreement may be amended by mutual consent of the parties, provided that the terms of any material amendment shall be approved by: ( a) the Trust's Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund (as required by the 1940 Act), and (b) the vote of a majority of those Trustees of the Trust who are not "interested persons" of any
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party to this Agreement cast in person at a meeting called for the purpose of voting on such approval, if such approval is required by applicable law.

15.	Confidentiality. Subject to the duties of the Adviser, the Trust and the Subadviser to comply with applicable law, including any demand of any regulatory or taxing authority having jurisdiction, the parties hereto shall treat as confidential and shall not disclose any and all information pertaining to the Funds and the actions of the Subadviser, the Adviser and the Funds in respect thereof; except to the extent:

a)	Authorized. The Adviser, the Trust, or the Subadviser has authorized such disclosure or such disclosure is made to an affiliate or agent of the parties, provided that (I) such affiliate or agent has a "need to know” for the furtherance of the obligations under this Agreement and (ii) such affiliate or agent agrees to be bound by the Confidentiality provisions of this Section 15;

b)	Court or Regulatory Authority. Disclosure of such information is expressly required or requested by a court or other tribunal of competent jurisdiction or applicable federal or state regulatory authorities;

c)	Publicly Known Without Breach. Such information becomes known to the general public without a breach of this Agreement or a similar confidential disclosure agreement regarding such information;

d)	Already Known. Such information already was known by the party prior to the date hereof;

e)	Received from Third Party. Such information was or is hereafter rightfully received by the party from a third party (expressly excluding the Funds' custodian, prime broker and administrator) without restriction on its disclosure and without breach of this Agreement or of a similar confidential disclosure agreement regarding them; or

f)	Independently Developed. The party independently developed such information. In addition, the Subadviser and its officers, directors and employees are prohibited from receiving compensation or other consideration, for themselves or on behalf of a Fund, as a result of disclosing a Fund’s portfolio holdings. The Subadviser agrees, consistent with its Code of Ethics, neither it nor its officers, directors or employees may engage in personal securities transactions based on non-public information about a Fund's portfolio holdings. The Adviser and Trust each understand, acknowledge, and agree that the Fund is managed by the Subadviser using investment models which are used by the Subadviser and its affiliates to manage other accounts (specifically including, but not limited to, other registered mutual funds), that such other accounts may have portfolio holdings that are substantially similar or identical to those
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of the Fund, and that the use of such other portfolio holdings information is not subject to the restrictions of this Agreement or the Trust's policies and procedures related to the disclosure of portfolio holdings.

16.	Disputes. In the event of any dispute arising out of or relating to the engagement of the Subadviser by the Adviser, the parties agree that the dispute will be resolved by final and binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall take place before a panel of three arbitrators. Within 30 days of the commencement of the arbitration, each party shall designate in writing a single neutral and independent arbitrator. The two arbitrators designated by the parties shall then select a third arbitrator. The arbitrators shall have a background in either insurance, actuarial science or law. The arbitrators shall have the authority to permit limited discovery, including depositions, prior to the arbitration hearing, and such discovery shall be conducted consistent with the Federal Rules of Civil Procedure. The arbitrators shall have no power or authority to award punitive or exemplary damages. Each party shall bear its own costs, including attorneys’ fees. Any award made may be confirmed in any court having jurisdiction. Any arbitration shall be confidential, and except as required by law, neither party may disclose the content or results of any arbitration hereunder without the prior written consent of the other parties, except that disclosure is permitted to a party’s auditors and legal advisors.

17.	Notice. Any notice that is required to be given by the parties to each other under the terms of this Agreement shall be in writing, delivered, or mailed postpaid to the other parties, or transmitted by facsimile with acknowledgment of receipt, to the parties at the following addresses or facsimile numbers, which may from time to time be changed by the parties by notice to the other party:

a)	If to the Subadviser:

Adam Schenck

Milliman Financial Risk Management LLC (the "Subadviser"),

71 S. Wacker Dr., 31st Floor

Chicago, IL 60606

Phone: 312.726.0677

Email: adam.schenck@milliman.com

cc: Cassandra Becker, cassandra.becker@milliman.com

b)	If to the Adviser:

Michael McClary, Chief Investment Officer

ValMark Advisers, Inc.

130 Springside Drive

Akron, OH 44333

Phone: 330.576.1234

Fax: 330.576.1250

Email: michael.mcclary@valmarksecurities.com

With a hard copy cc to Chief Legal Counsel

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18.	Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York without reference to choice of law principles thereof and in accordance with the 1940 Act. In the case of any conflict, the 1940 Act shall control.

19.	Counterparts and Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, all of which shall together constitute one and the same instrument. Delivery of an executed counterpart’s signature page of this Agreement by facsimile, electronic mail, in portable document format (.pdf) or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, has the same effect as delivery of an executed original of this Agreement.

20.	Certain Definitions. For the purposes of this Agreement and except as otherwise provided herein, "interested person,” “affiliated person,” and "assignment" shall have their respective meanings as set forth in the 1940 Act, subject, however, to such exemptions as may be granted by the SEC.

21.	Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

22.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision or applicable law, the remainder of the Agreement shall not be affected adversely and shall remain in full force and effect.

23.	Entire Agreement. This Agreement, together with all exhibits, attachments and appendices, contains the entire understanding and agreement of the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties here to have executed this Agreement on the day and year first written above.

ADVISER

VALMARK ADVISERS, INC.

By:

Caleb Callahan

Chief Operating Officer

SUBADVISER

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MILLIMAN FINANCIAL RISK MANAGEMENT LLC

By:

Adam Schenck

Principal

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SUBADVISORY AGREEMENT

between VALMARK ADVISERS, INC. (the "Adviser"),

and MILLIMAN FINANCIAL RISK MANAGEMENT LLC (the "Subadviser")

SCHEDULE A

FUNDS TO BE SERVICED	ANNUAL FEE TO SUBADVISER

TOPS® Managed Risk Balanced ETF Portfolio	0.20%
TOPS® Managed Risk Moderate Growth ETF Portfolio	0.20%
TOPS® Managed Risk Growth ETF Portfolio	0.20%
TOPS® Managed Risk Flex ETF Portfolio	0.20%
TOPS® Aggressive Growth ETF Portfolio	$10,000	*
TOPS® Balanced ETF Portfolio	$10,000	*
TOPS® Conservative ETF Portfolio	$10,000	*
TOPS® Growth ETF Portfolio	$10,000	*
TOPS® Moderate Growth ETF Portfolio	$10,000	*

* Milliman will not be compensated for its services provided to the TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio in 2016. Milliman will begin receiving compensation under Section 6 of this Agreement only for services provided after December 31, 2016 to the TOPS® Aggressive Growth ETF Portfolio, TOPS® Balanced ETF Portfolio, TOPS® Conservative ETF Portfolio, TOPS® Growth ETF Portfolio, and TOPS® Moderate Growth ETF Portfolio

A-18